1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 8452 Fax

May 12, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:                   Ms. Lauren Hamilton

Re:                             Bain Capital Specialty Finance, Inc. (the “Company”)

File No. 814-01175

Dear Ms. Hamilton:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on May 8, 2020 with respect to the Registrant’s annual report filed on Form 10-K (the “Annual Report”) on February 26, 2020.  On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter. The below responses will be reflected in the Company’s next annual report filed on Form 10-K, as applicable. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

1.                                      Comment: In future reports please include a footnote to the financial highlights that indicates that the total investment return does not reflect the sales load.  Please see Instruction 13.b to Item 4.1 of Form N-2.

Response: The disclosure will be revised accordingly in future filings.

2.                                      Comment: The Company’s registration statement and Annual Report disclose that the Company is a non-diversified company. Please explain supplementally whether the Company has been operating as a non-diversified Company in accordance with Section 5(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) and accordingly revise the disclosure in the Company’s next annual report.

Response: We respectfully acknowledge the comment. We note that the Company has historically operated as a diversified company but reserves the right to continue to operate as a non-diversified company. We are aware of SEC staff guidance pertaining to registered investment companies becoming “de facto diversified companies” after a three-year period operating as such. In an abundance of caution, the Board of the Company approved the Company continuing to operate as a non-diversified company in the event this guidance is applicable.  We note that Section 13(a)(1) of the 1940 Act does not apply to a business development company (“BDC”) and, accordingly, no stockholder vote is required for the Company to change it status from diversified to non-diversified.

3.                                      Comment: Please confirm supplementally if any of the loans held by the Company are covenant light loans. If so, please confirm the amount of such loans held by the Company and whether the risks related to such loans are adequately disclosed.

Response: The Company has a limited number of covenant light loans, representing approximately 8% of the portfolio. The Company hereby represents that the risks of these loans are appropriately disclosed.

4.                                      Comment: In Note 6 to the financial statements, please remove the following disclosure: “The 2019-1 issuer was not in existence as of December 31, 2019 and the 2019-1 Debt were not outstanding.”

Response: The disclosure will be revised accordingly in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

5.                                      Comment: BCC Jetstream Holdings Aviation (On II), LLC (“BCC Jetstream”) is disclosed as a controlled affiliate investment of the Company in the Annual Report. Please explain supplementally the nature of the Company’s interest in BCC Jetstream, whether the Company’s investment is the sole investment in BCC Jetstream and whether BCC Jetstream is an extension of the Company’s operations.

Response: The underlying portfolio investment is in a niche aircraft lessor focused on mid-life 10- to 50-seat turboprop aircraft. A portion of the Company’s investment is structured through BCC Jetstream as both an equity investment and loan investment. The Company determined that BCC Jetstream is not an investment company, it does not wholly own BCC Jetstream, and that BCC Jetstream is not an extension of the Company’s operations; and therefore, should be accounted for at fair value as an investment on the Company’s Schedule of Investments, which provides stockholders with the most meaningful financial presentation of the Company’s investment.

6.                                      Comment: Comparative yield for subordinate debt that was valued using discounted cash flows declined from 15.3% (as reported in the Annual Report) to 13.4% as of March 31, 2020 (as reported on the Company’s latest quarterly report on Form 10-Q). In light of current market conditions, please explain supplementally how the comparative yields have decreased during the relevant period.

Response: The decline in comparative yields is attributable to one investment for which the Company expects to be paid in full at the end of the second quarter of 2020. Therefore, a fair value mark of par resulted in a decrease in the yield as future cash flows were impacted by a decrease in the LIBOR rate during the period.

7.                                      Comment: Please explain supplementally why the summarized balance sheet and schedule of investments for ABC Complete Financing Solution LLC were not presented in the Annual Report as of April 30, 2019, prior to the distribution that occurred at December 31, 2019.

Response: We respectfully acknowledge the comment and note that the summarized balance sheet and schedule of investments for ABC Complete Financing Solution LLC for the year ended December 31, 2018 were included in the Annual Report. Further, on April 30, 2019, the Company formed BCSF Complete Financing Solution Holdco, LLC and BCSF Complete Financing Solution, LLC, each of which are wholly-owned and newly-formed subsidiaries. The Company received its proportionate share of all assets, which represented 44.737% of ABCS. All of the assets the Company received from ABCS (which represents its ratable share of all investments of ABCS) have been included in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz